Exhibit 12.1
DANAHER CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in millions, except ratio data)

	Nine-Month Period Ended	Year Ended December 31
	September 29, 2017	2016	2015	2014	2013	2012
Fixed charges:
Gross interest expense	$120.9	$204.1	$162.8	$119.1	$141.2	$152.6
Interest element of rental expense	5.9	10.0	14.0	12.9	12.7	12.3
Interest on unrecognized tax benefits	—	—	—	—	—	—
Total fixed charges	$126.8	$214.1	$176.8	$132.0	$153.9	$164.9

Earnings available for fixed charges:
Earnings from continuing operations (excluding earnings from equity investees) before income taxes plus distributed income of equity investees	$1,959.8	$2,611.3	$2,039.4	$2,086.2	$2,249.4	$1,664.0
Add fixed charges	126.8	214.1	176.8	132.0	153.9	164.9
Interest on unrecognized tax benefits	—	—	—	—	—	—
Total earnings available for fixed charges	$2,086.6	$2,825.4	$2,216.2	$2,218.2	$2,403.3	$1,828.9

Ratio of earnings to fixed charges	16.5	13.2	12.5	16.8	15.6	11.1

NOTE:  These ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from continuing operations (excluding earnings from equity investees) before income taxes plus distributed income of equity investees; plus (2) fixed charges, and “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on unrecognized tax benefits is included in the tax provision in the Company's Consolidated Statements of Earnings and is excluded from the computation of fixed charges.